SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     Form CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
                                (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]



                            IQ POWER TECHNOLOGY INC.
        ----------------------------------------------------------------
                            (Name of Subject Company)


       (Translation of Subject Company's Name into English (if applicable)

                                     Canada
        ----------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)



                                  IQ POWER AG
        ----------------------------------------------------------------
                       (Name of Person(s) Furnishing Form)


                                  Common Shares
        ----------------------------------------------------------------
                     (Title of Class of Subject Securities)

                                  44985 N 405
        ----------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable)


                              Kenneth G. Sam, Esq.
                              Dorsey & Whitney LLP
                          1420 Fifth Avenue, Suite 3400
                            Seattle, Washington 90101
                                  206-903-8804
        ----------------------------------------------------------------
            (Name, Address (including zip code) and Telephone Number
        (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

                                  June 30, 2004
        ----------------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

                                EXPLANATORY NOTE

This Form CB - Amendment No. 1 amends the Form CB furnished to the Securities and Exchange Commission on or about July 19, 2004, by iQ Power Technology Inc., a Canadian corporation ("iQ Canada") in connection with its continuation into Switzerland as iQ Power AG ("iQ Switzerland"). On July 30, 2004, the shareholders of iQ Canada approved a special resolution in accordance with the Canadian Business Corporations Act authorizing the continuation of iQ Canada into Switzerland as iQ Switzerland. iQ Canada received a Letter of Satisfaction from the Director under the Canadian Business Corporations permitting iQ Canada to apply for Continuance in Switzerland. iQ Canada is required to hold a special meeting of shareholders in Switzerland in accordance with Swiss law. Prior to holding a meeting in Switzerland, iQ Canada must amend its articles of incorporation to permit the corporation to hold shareholder meetings outside of Canada.

This Form CB - Amendment No. 1 contains the following documents mailed to security holders of iQ Canada related to two special meetings of shareholders.

A. Notice of Special Meeting Number One of Shareholders to be held on October 28, 2004;

B. Management Proxy Circular dated October 1, 2004 in connection with Special Meeting Number One of Shareholders to be held on October 28, 2004;

C. Proxy Card in connection with Special Meeting Number One of Shareholders to be held on October 28, 2004;

D. Notice of Special Meeting Number Two of Shareholders to be held on November 5, 2004;

E. Management Proxy Circular dated October 1, 2004 in connection with Special Meeting Number Two of Shareholders to be held on November 5, 2004;

F.   Proposed Articles of Incorporation of iQ Power AG;

G.   Proposed  Articles of Incorporation  of iQ Power AG (English  Translation);
     and

H. Proxy Card in connection with Special Meeting Number Two of Shareholders to be held on November 3, 2004


Exhibit D, Notice of Special Meeting Number Two of Shareholders to be held on November 5, 2004, contains a note to United States Shareholders providing information required under Rule 802 under the Securities Act of 1933, as amended.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Gregory A. Sasges
----------------------------------------
(Signature)


Gregory A. Sasges, Secretary
----------------------------------------
(Name and Title)


October 5, 2004
----------------------------------------
(Date)

                              EXHIBIT A TO FORM CB
                            iQ POWER TECHNOLOGY INC.




                    NOTICE OF 2004 SPECIAL MEETING NUMBER ONE

                             OF THE SHAREHOLDERS OF

                            IQ POWER TECHNOLOGY INC.

                         TO BE HELD ON OCTOBER 28, 2004

                            IQ POWER TECHNOLOGY INC.

            NOTICE OF 2004 SPECIAL MEETING NUMBER ONE OF SHAREHOLDERS

================================================================================
NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of iQ POWER TECHNOLOGY INC. (the "Corporation") will be held in accordance with the following particulars:

Place:   Boardroom, 1111 West Hastings Street, Suite 708-A,
         Vancouver, British Columbia, Canada
Date:    October 28, 2004
Time:    10:00 a.m.

for the following purposes:

(a) To consider and, if thought fit, to pass a Special Resolution that the Articles of the Corporation be amended to permit the holding of shareholders' meetings outside of Canada in Switzerland as more particularly described in the accompanying Management Proxy Circular; and

(b) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax:
Within North American: 1-866-249-7775; Outside North America: (416) 263-9524, all not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, Canada, as of the 5th day of October, 2004.


                                       By Order Of The Board Of Directors


                                       /s/ Gregory A. Sasges
                                       ----------------------------------------
                                       GREGORY A. SASGES, Secretary

                              EXHIBIT B TO FORM CB
                            iQ POWER TECHNOLOGY INC.

                            MANAGEMENT PROXY CIRCULAR
                         as at and dated October 1, 2004

                             Solicitation of Proxies
                             -----------------------

This Management Proxy Circular is furnished in connection with the solicitation of proxies by management of iQ Power Technology Inc. (hereinafter variously referred to as "we," "us," "our, and "the Corporation") for use at the Special Meeting (the "Meeting") of shareholders of the Corporation to be held on October 28, 2004, at the time and place and for the purposes set forth in the Notice of Special Meeting Number One accompanying this Management Proxy Circular.

The cost of this solicitation will be borne by the Corporation.

                      Appointment and Revocation of Proxies
                      -------------------------------------

The persons named in the accompanying form of proxy are a director and the secretary of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax: Within North American: 1-866-249-7775; Outside North America: (416) 263-9524, or to the Corporation's office, all not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by depositing an instrument executed by the shareholder or by the shareholder's attorney authorized in writing to the said office of Computershare Trust Company of Canada or the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or to the chair of the Meeting on the day of the Meeting or an adjournment thereof, or in any other manner provided by law.

                                Voting of Proxies
                                -----------------

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters that may properly come before the Meeting. As at the date of this Supplemental Management Proxy Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

                 Voting Securities and Principal Holders Thereof
                 -----------------------------------------------

The voting securities of the Corporation consist of an unlimited number of Common Shares without par value. As at the date of this Management Proxy
Circular, 35,371,623 Common Shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. By operation of the provisions of the Canada Business Corporations Act, the date immediately preceding the date of mailing of the accompanying Notice of Meeting is the record date for the purpose of determining those shareholders entitled to receive notice of, and to vote at the Special Meeting.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

Other than the election of Directors, the approval of any matter that is to be submitted to a vote of shareholders contained in the Notice of Meeting requires the positive vote of more than 50% of the votes cast on the resolution with the exception of matters requiring approval by special resolution, which require the positive vote of not less than 66 2/3% of the votes cast on the special resolution.

                              Management Agreements
                              ---------------------

We are party to a consulting agreement dated August 25, 1998, with a company controlled by Russell French, one of our Directors. The agreement was for an initial term of three years (with automatic one-year renewals in the absence of either party taking affirmative action to terminate the agreement). The agreement originally provided for a base annual fee of $72,000 ($6,000 per month) and for the reimbursement of reasonable expenses incurred on behalf of the Corporation. Effective April 1, 2003, the original consulting company assigned the agreement to another company also controlled by Mr. French, 509049 B.C. Ltd., now called Cap-Link Strategies Ltd. Effective September 2003, the monthly fee increased to $7,200 per month. Effective July 1, 2004, Cap-Link Strategies volunteered a reduction in its monthly fee to $3,600. Total management fees for the twelve months ended December 31, 2003, amounted to US$76,800. Total fees for fiscal 2004 amount to $54,000.

                  Interest of Insiders In Material Transactions
                  ---------------------------------------------

No director or senior officer of the Corporation or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Corporation where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Corporation.

                     Particulars of Matters to be Acted Upon
                     ---------------------------------------

           Proposal To Permit the Holding of Meetings of Shareholders
                       of the Corporation in Switzerland
           ----------------------------------------------------------

Shareholders of the Corporation approved the Continuance of the Corporation to Switzerland at its 2004 Annual General Meeting. The Corporation has now received a Letter of Satisfaction from the Director under the Canada Business Corporations Act permitting it to apply for Continuance in Switzerland. As part of that process, the Corporation is required to hold a Special Meeting of Shareholders in Switzerland under Swiss law. To hold that meeting, the Corporation must amend its current Articles to add Switzerland as a country within which it can hold meetings of its shareholders.

The text of the proposed Special Resolution is provided in full in Schedule "A" and the proposed Articles of Amendment are attached as Schedule "B".

                          Future Shareholder Proposals
                          ----------------------------

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is currently 90 days before the June 4, 2005, anniversary of the date of the June 4, 2004, Management Proxy Circular sent to shareholders in connection with the solicitation of proxies for the 2004 annual general meeting of shareholders of the Corporation. No shareholder proposals were received for this Meeting.


The contents of this Management Proxy Circular and its sending to Shareholders have been approved by the Directors of the Corporation.


                                       By Order Of The Board Of Directors


                                       /s/ Gregory A. Sasges
                                       ----------------------------------------
                                       GREGORY A. SASGES, Secretary

                                  SCHEDULE "A"
                                  ------------

                               SPECIAL RESOLUTION

AMENDMENT OF ARTICLES

UPON MOTION DULY MADE AND SECONDED,  IT WAS RESOLVED,  AS A SPECIAL  RESOLUTION,
THAT:

1. the Articles of the Corporation be amended to provide for the holding of the annual general meeting of shareholders outside of Canada in any of Barbados, Germany, Switzerland, and the United States of America,

2. the By-laws of the Corporation be altered accordingly to give effect to the foregoing amendments to the Articles, and

3. the Directors of the Corporation be authorized to forego, delay the implementation of, or to revoke this special resolution before it is acted on without further approval of the shareholders of the Corporation.

                                  SCHEDULE "B"
                                  ------------

                              ARTICLES OF AMENDMENT


Industry Canada                   Industrie Canada                           FORM 4                      FORMULAIRE 4
                                                                     ARTICLES OF AMENDMENT          CLAUSES MODIFICATRICES
Canada Business                   Loi canadiennes sur les             (SECTION 27 OR 177)            (ARTICLES 27 OU 177)
Corporations Act                  societes par actions


-----------------------------------------------------------------------------------------------------------------------------
1 - Name of the Corporation - Denomination sociale de la societe          2 - Corporation No. - N(Degree) de la societe

iQ Power Technology Inc.                                                  309945-8


-----------------------------------------------------------------------------------------------------------------------------
3 - The articles of the above-named corporation are amended as            Les statuts de la societe mentionee ci-dessus sont
follows:                                                                  modifies de la facon suivante:

Pursuant to s.173(1)(o) of the Canada Business Corporations Act, Article 7 is amended to provide that a meeting of shareholders of the Corporation may be held at a place outside of Canada in any of the following countries: Barbados, Germany, Switzerland , and the United States of America.












-----------------------------------------------------------------------------------------------------------------------------
Signature         Printed Name - nom en lettres moulees     4. Capacity of - En qualite de     5. Tel. No. - N(Degree) de tel
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
FOR DEPARTMENTAL USE ONLY - A L'USAGE DU MINISTERE SEULEMENT
-------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

                              EXHIBIT C TO FORM CB

                                     PROXY


                     2004 SPECIAL MEETING NUMBER ONE OF THE
                    SHAREHOLDERS OF IQ POWER TECHNOLOGY INC.
                               (the "Corporation")


TO BE HELD AT  BOARDROOM, 1111 WEST HASTINGS STREET, SUITE 708-A
               VANCOUVER, BRITISH COLUMBIA, CANADA

ON THURSDAY, OCTOBER 28, 2004, AT 10:00 A.M.



The undersigned member ("Registered Shareholder") of the Corporation hereby appoints, Russell French, a Director of the Corporation, or failing this person, Gregory Sasges, the Secretary of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.


Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular. Please indicate your vote by placing an "X" in the appropriate column opposite the resolution)

                                                                                            For          Against
                                                                                        -----------     -----------

1.   To approve the Special  Resolution to amend the Articles of the Corporation to add  Switzerland  as a place in which a meeting of  shareholders  of the
     Corporation may be held:
                                                                                        -----------     -----------



The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:            __________________________________________________________

Please Print Name:    __________________________________________________________

Date:                 __________________________________________________________

Number of Shares
Represented by Proxy: __________________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY


1.   This Proxy is solicited by the Management of the Corporation.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to you by the person making the solicitation.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters that may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Continuation of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

                      Computershare Trust Company of Canada
                   Proxy Dept. 100 University Avenue 9th Floor
                             Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

================================================================================

                              EXHIBIT D TO FORM CB
                            iQ POWER TECHNOLOGY INC.




                    NOTICE OF 2004 SPECIAL MEETING NUMBER TWO

                             OF THE SHAREHOLDERS OF

                            IQ POWER TECHNOLOGY INC.

                         TO BE HELD ON NOVEMBER 5, 2004

                            IQ POWER TECHNOLOGY INC.

            NOTICE OF 2004 SPECIAL MEETING NUMBER TWO OF SHAREHOLDERS

================================================================================
NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of iQ POWER TECHNOLOGY INC. (the "Corporation") will be held in accordance with the following particulars:

Place:   Boardroom of BKS Advokatur Notariat, Baarerstrasse 8,
         6301 Zug, Switzerland
Date:    November 3, 2004
Time:    1:00 p.m.

for the following purposes:

(a)  To consider and, if thought fit, to pass a Special Resolution  amending the
     Articles  of  the  Corporation   effective  upon  the  Continuance  of  the
     Corporation under Swiss corporation law by

     (i)  repealing the existing Articles of the Corporation,

     (ii) adopting new Articles of the Corporation, and

     (iii)approving all consequential changes to the shares of the Corporation, both issued and unissued, including the change of the issued common shares of the Corporation immediately prior to the Corporation's Continuance under Swiss law into registered shares of the Corporation each with a par value of CHF 0.02 effective upon the Continuance, all subject to the discretion of the Board of Directors to abandon the application without further approval of the shareholders; and

(b) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax:
Within North American: 1-866-249-7775; Outside North America: (416) 263-9524, all not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, Canada, as of the 5th day of October, 2004.



                                       By Order Of The Board Of Directors


                                       /s/ Gregory A. Sasges
                                       ----------------------------------------
                                       GREGORY A. SASGES, Secretary

                       Note to United States Shareholders
                       ----------------------------------

The transactions contemplated by the Special Resolution amending the Articles of the Corporation and changing the common shares of the Corporation to registered shares with a par value of CHF 0.03 each effective upon the Continuance of the Corporation to Switzerland are subject to the Canada Business Corporations Act and the Swiss Code of Obligations.

The Continuance is deemed to be an offer for the securities of a foreign corporation, iQ Power Technology Inc., by the continued corporation. The Continuance is subject to the disclosure requirements of a foreign country that are different from those of the United States.

If the Continuance is completed, we (as a Swiss corporation) will be deemed to have issued new securities to our security holders, including shares to our common shareholders, options to our option holders, warrants to our warrant holders and debt securities to our debt holders (collectively, the "Securities"). These Securities will be offered in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), provided by Rule 802 thereunder.

The Securities to be issued pursuant to the Continuance will be unregistered restricted securities within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, shareholders holding unrestricted securities of the Corporation will be deemed to exchange their securities in the Continuance for unrestricted Securities that are freely transferable under United States federal securities laws, except for such shares held by persons who are "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of the Corporation. The Securities held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act, including pursuant to exemptions from registration available under Regulation S promulgated under the 1933 Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

Shareholders who reside in the United States or who are U.S. citizens have been advised to seek their own legal counsel with respect to the effect the proposed Continuance may have on their right to trade the Securities deemed to be received by them.

The Securities offered in connection with the Continuance have not been and will not be registered under the 1933 Act or under the securities laws of any state or district of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the Securities, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS OR BRING ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE CORPORATION IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S.
SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

                              EXHIBIT E TO FORM CB
                            iQ POWER TECHNOLOGY INC.

                            MANAGEMENT PROXY CIRCULAR
                         as at and dated October 1, 2004

                             Solicitation of Proxies
                             -----------------------

This Management Proxy Circular is furnished in connection with the solicitation of proxies by management of iQ Power Technology Inc. (hereinafter variously referred to as "we," "us," "our, and "the Corporation") for use at the Special Meeting (the "Meeting") of shareholders of the Corporation to be held on November 5, 2004, at the time and place and for the purposes set forth in the Notice of Special Meeting Number Two accompanying this Management Proxy Circular.

The cost of this solicitation will be borne by the Corporation.

                      Appointment and Revocation of Proxies
                      -------------------------------------

The persons named in the accompanying form of proxy are the Chief Executive Officer and Chief Financial Officer of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Fax: Within North American: 1-866-249-7775; Outside North America:
(416) 263-9524,  or to the Corporation's  office,  all not less than forty-eight
(48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by depositing an instrument executed by the shareholder or by the shareholder's attorney authorized in writing to the said office of Computershare Trust Company of Canada or the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or to the chair of the Meeting on the day of the Meeting or an adjournment thereof, or in any other manner provided by law.

                                Voting of Proxies
                                -----------------

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters that may properly come before the Meeting. As at the date of this Supplemental Management Proxy Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

                 Voting Securities and Principal Holders Thereof
                 -----------------------------------------------

The voting securities of the Corporation consist of an unlimited number of Common Shares without par value. As at the date of this Management Proxy
Circular, 35,371,623 Common Shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. By operation of the provisions of the Canada Business Corporations Act, the date immediately preceding the date of mailing of the accompanying Notice of Meeting is the record date for the purpose of determining those shareholders entitled to receive notice of, and to vote at the Special Meeting.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

Other than the election of Directors, the approval of any matter that is to be submitted to a vote of shareholders contained in the Notice of Meeting requires the positive vote of more than 50% of the votes cast on the resolution with the exception of matters requiring approval by special resolution, which require the positive vote of not less than 66 2/3% of the votes cast on the special resolution.

                              Management Agreements
                              ---------------------

We are party to a consulting agreement dated August 25, 1998, with a company controlled by Russell French, one of our Directors. The agreement was for an initial term of three years (with automatic one-year renewals in the absence of either party taking affirmative action to terminate the agreement). The agreement originally provided for a base annual fee of $72,000 ($6,000 per month) and for the reimbursement of reasonable expenses incurred on behalf of the Corporation. Effective April 1, 2003, the original consulting company assigned the agreement to another company also controlled by Mr. French, 509049 B.C. Ltd., now called Cap-Link Strategies Ltd. Effective September 2003, the monthly fee increased to $7,200 per month. Effective July 1, 2004, Cap-Link Strategies volunteered a reduction in its monthly fee to $3,600. Total management fees for the twelve months ended December 31, 2003, amounted to US$76,800. Total fees for fiscal 2004 amount to $54,000.

                  Interest of Insiders In Material Transactions
                  ---------------------------------------------

No director or senior officer of the Corporation or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Corporation where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Corporation.

                     Particulars of Matters to be Acted Upon
                     ---------------------------------------

                         Proposal To Amend the Articles
                         ------------------------------

Shareholders of the Corporation approved the Continuance of the Corporation to Switzerland at its 2004 Annual General Meeting as well as a change of its name to iQ Power AG. The Corporation has now received a Letter of Satisfaction from the Director under the Canada Business Corporations Act permitting it to apply for Continuance in Switzerland. To make that application, the Corporation must first hold a meeting of shareholders in Switzerland to approve new Articles prepared in accordance with Swiss law. This Meeting will serve as that meeting of shareholders in Switzerland. Before it can hold this Meeting, however, the Corporation must amend its Articles to permit the holding of meeting of shareholders in Switzerland. The Corporation is in the process of holding 2004 Special Meeting Number One of Shareholders in Vancouver, Canada, on October 28, 2004, for this purpose.

The repeal of the existing Articles of the Corporation and the adoption of new Articles is required to bring the Articles of the Corporation into compliance with Swiss law on the Continuance. The text of the proposed Special Resolution is provided in full in Schedule "A" and the amended Articles which will be the Articles of Incorporation of iQ Power AG effective upon its Continuance in Switzerland are attached as Exhibit 1 together with their English translation. The Articles of Incorporation attached as Exhibit 1 to the Special Resolution are a replacement of the Articles approved at the July 30, 2004, Continuation of the 2004 Annual General Meeting of the shareholders of the Corporation. The exact registered capital of the Corporation to be inserted into the Articles will be determined immediately prior to the Meeting based on the issued and outstanding shares of the Corporation on the Meeting Date multiplied by the par value per share of CHF 0.03. Based on the current issued and outstanding of 35,371,623 shares, the registered capital of the Corporation would be CHF 1,061,149. The Corporation anticipates issuing additional shares prior to the Meeting Date. Likewise the amount by which the Directors will be authorized to increase the registered capital of the Corporation by under Article 3a will be determined and inserted into the Articles immediately prior to the Meeting based on 50% of the registered capital of the Corporation. Finally, the amount by which the registered capital of the Corporation may increase due to the exercise of options under Article 3b will also be determined and inserted into the Articles immediately prior to the Meeting based on 50% of the registered capital of the Corporation.

For further details on the Continuance itself and the differences between Canada and Swiss corporate law, reference is made to Management Proxy Circular for the July 30, 2004, Continuation of the 2004 Annual General Meeting of the shareholders of the Corporation.

The Corporation advises that, incidental to its Continuance to Switzerland, it is required to appoint a Swiss auditor. In this regard, the Corporation will be seeking the resignation of its existing auditor in Canada, Deloitte Touche, to permit the appointment of Deloitte Touche AG, of Klausstrasse 4, 8034 Zurich, Switzerland, as auditor of the Corporation effective as the Continuance.


                          Future Shareholder Proposals
                          ----------------------------

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is currently 90 days before the June 4, 2005, anniversary of the date of the June 4, 2004, Management Proxy Circular sent to shareholders in connection with the solicitation of proxies for the 2004 annual general meeting of shareholders of the Corporation.

No shareholder proposals were received for this Meeting.


The contents of this Management Proxy Circular and its sending to Shareholders have been approved by the Directors of the Corporation.


                                       By Order Of The Board Of Directors


                                       /s/ Gregory A. Sasges
                                       ----------------------------------------
                                       GREGORY A. SASGES, Secretary

                                  SCHEDULE "A"
                                  ------------

                               SPECIAL RESOLUTION



AMENDMENT OF ARTICLES
---------------------



UPON MOTION DULY MADE AND SECONDED, IT WAS RESOLVED, AS A SPECIAL RESOLUTION BY ____ VOTES IN FAVOUR AND ____ VOTES AGAINST AND ____ ABSTENTIONS:

a. to amend the Articles of the Corporation effective upon the Continuance of the Corporation under Swiss corporation law by

     i.   repealing the existing Articles of the Corporation,

     ii. adopting new Articles of Incorporation for the Corporation in the form presented to and approved by the Meeting subject to such changes thereto as may be made on the advice of counsel to the Corporation and approved by the President of the Corporation prior to the Continuance, and

     iii. approving all consequential changes to the shares of the Corporation, both issued and unissued, including the change of the issued common shares of the Corporation immediately prior to the Corporation's Continuance under Swiss law into registered shares of the Corporation each with a par value of CHF 0.03 effective upon the Continuance; and

b. to authorize the Directors of the Corporation to forego, to delay the implementation of, to revoke, or to abandon this special resolution before it is acted on without further approval of the shareholders of the Corporation.

                              EXHIBIT F TO FORM CB

                                                       VON MEISS BLUM & PARTNER
                                                              RECHTSANW LTE

                                    STATUTEN



                                       DER



                                   iQ POWER AG


--------------------------------------------------------------------------------



                I. Firma, Sitz, Dauer und Zweck der Gesellschaft

Art. 1     Firma, Sitz, Dauer

Unter der Firma

                                   iQ Power AG

besteht fur unbestimmte Dauer eine Aktiengesellschaft gemass Art. 620 ff. OR mit Sitz in Zug.

Art. 2     Zweck

Die Gesellschaft bezweckt den direkten oder indirekten Erwerb, den Verkauf sowie die Verwaltung von Beteiligungen an Unternehmen aller Art im In- und Ausland sowie die Durchfuhrung von Finanzgeschaften.

Die Gesellschaft ist berechtigt, alle mit dem Gesellschaftszweck direkt oder indirekt zusammenhangenden oder diesen fordernde Geschafte zu tatigen und Zweigniederlassungen oder Tochtergesellschaften im In- und Ausland zu errichten.

Die Gesellschaft kann Grundstucke und Immaterialguterrechte erwerben, verwalten und veraussern.

                          II. Aktienkapital und Aktien

Art. 3     Aktienkapital

Das Aktienkapital der Gesellschaft betragt CHF 1'061'148.69 und ist eingeteilt in 35'371'623 Namenaktien mit einem Nennwert von je CHF 0.03. Die Aktien sind vollstandig liberiert.



                                      1/10

Art. 3a    Genehmigtes Kapital

Der Verwaltungsrat ist ermachtigt, jederzeit bis zum [maximal 2 Jahre] das Aktienkapital im Maximalbetrag von CHF 530'574.00 durch Ausgabe von hochstens 17'685'811 vollstandig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.03 zu erhohen. Erhohungen auf dem Wege der Festubernahme sowie Erhohungen in Teilbetragen sind gestattet. Der jeweilige Ausgabebetrag, der Zeitpunkt der Dividendenberechtigung und die Art der Einlagen werden vom Verwaltungsrat bestimmt.

Der Verwaltungsrat ist berechtigt, das Bezugsrecht der Aktionare auszuschliessen und Dritten zuzuweisen, wenn solche neuen Aktien (1) fur die Ubernahme von Unternehmen durch Aktientausch, (2) zur Finanzierung des Erwerbes von
Unternehmen, Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft oder (3) fur die Beteiligung von
Mitarbeitern verwendet werden sollen. Aktien, fur welche Bezugsrechte eingeraumt, aber nicht ausgeubt werden, sind zu Marktbedingungen zu veraussern.

Art. 3b    Bedingtes Kapital

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 530'574.00 erhoht durch Ausgabe von hochstens 17'685'811 vollstandig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.03, davon

a) bis zu einem Betrag von CHF 261'000.00 durch Ausubung von bereits eingeraumten Optionsrechten;

b) bis zu einem Betrag von CHF 134'787.00 durch Ausubung von Optionsrechten, die den Aktionaren kunftig zugeteilt werden;

c) bis zu einem Betrag von CHF 134'787.00 durch Ausubung von Optionsrechten, die den Mitarbeitern und Mitgliedern des Verwaltungsrates der Gesellschaft oder von Konzerngesellschaften gewahrt werden.

Das Bezugsrecht der Aktionare ist beim bedingten Kapital ausgeschlossen.



Art. 4     Aktienzertifikate, Umwandlung

Die Gesellschaft kann anstelle von einzelnen Aktien Aktienzertifikate uber mehrere Aktien ausstellen. Das Eigentum oder die Nutzniessung an einem Aktientitel oder Aktienzertifikat und jede Ausubung von Aktionarsrechten schliesst die Anerkennung der Gesellschaftsstatuten in der jeweils gultigen Fassung in sich.



                                      2/10

Die  Gesellschaft   kann  auf  Druck  und  Auslieferung  von  Urkunden  fur  die
Namenaktien   verzichten  und  mit  der  Zustimmung  des  Aktionars  ausgegebene
Urkunden, die bei der Gesellschaft eingeliefert werden, ersatzlos annullieren. Der Aktionar kann von der Gesellschaft jederzeit kostenlos den Druck und die Auslieferung von Urkunden fur seine Namenaktien verlangen, und die Gesellschaft kann jederzeit nicht verurkundete Namenaktien ausdrucken.

Nicht verurkundete Namenaktien und daraus entspringende Rechte konnen nur durch Zession ubertragen werden. Die Zession bedarf zu ihrer Gultigkeit der Anzeige an die Gesellschaft. Die Gesellschaft kann der Bank, bei welcher der Aktionar die abgetretenen Aktien buchmassig fuhren lasst, von der Zession Mitteilung machen.

Nicht verurkundete Namenaktien und die daraus entspringenden Vermogensrechte konnen nur zu Gunsten der Bank, bei welcher der Aktionar dieselben buchmassig fuhren lasst, durch schriftlichen Pfandvertrag verpfandet werden. Eine Anzeige an die Gesellschaft ist nicht erforderlich. Der Anspruch auf Auslieferung der Urkunde kann an die pfandnehmende Bank abgetreten werden. Wenn Urkunden ausgegeben werden, setzt die Verpfandung von Namenaktien zu ihrer Gultigkeit zwingend die Ubergabe der zedierten oder indossierten Urkunden voraus.

Durch Statutenanderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.

Art. 5     Aktienbuch, Aktienubergang

Der Verwaltungsrat fuhrt ein Aktienbuch, in welches die Eigentumer und Nutzniesser mit Namen und Adresse eingetragen werden. Die Eintragung in das Aktienbuch setzt einen Ausweis uber den Erwerb der Aktie zu Eigentum oder die Begrundung von Nutzniessung voraus. Im Verhaltnis zur Gesellschaft wird als Aktionar nur anerkannt, wer im Aktienbuch eingetragen ist.



                       III. Organisation der Gesellschaft

Art. 6     Organe

Die Organe der Gesellschaft sind:

A. Generalversammlung

B. Verwaltungsrat

C. Revisionsstelle


                                      3/10

                              A. Generalversammlung

Art. 7     Befugnisse

Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unubertragbare Befugnisse zu:

1.   Festsetzung und Anderung der Statuten;

2.   Wahl  und  Abberufung  der   Mitglieder   des   Verwaltungsrates   und  der
     Revisionsstelle;

3.   Genehmigung   des    Jahresberichtes    und   der   Jahresrechnung    sowie
     Beschlussfassung uber die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme;

4.   Entlastung der Mitglieder des Verwaltungsrates;

5. Beschlussfassung uber die Gegenstande, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.

Art. 8     Einberufung

Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschaftsjahres statt.

Ausserordentliche Generalversammlungen werden einberufen, sooft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fallen.

Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat einzuladen, wenn Aktionare, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich (einschliesslich Telefax) und unter Angabe des Verhandlungsgegenstandes und der Antrage eine Einberufung verlangen.

Art. 9     Form der Einberufung und Universalversammlung

Die Generalversammlung wird durch den Verwaltungsrat, notigenfalls durch die Revisionsstelle einberufen. Das Einberufungsrecht steht auch den Liquidatoren zu.

Die Generalversammlung wird durch Brief an die Aktionare einberufen, und zwar mindestens zwanzig Tage vor dem Versammlungstag. In der Einberufung sind die Verhandlungsgegenstande sowie die Antrage des Verwaltungsrates und der Aktionare bekanntzugeben, welche die Durchfuhrung einer Generalversammlung oder die Traktandierung



                                      4/10
zugeben, welche die Durchfuhrung einer Generalversammlungoder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

Uber Gegenstande, die nicht in dieser Weise angekundigt worden sind, konnen unter dem Vorbehalt der Bestimmungen uber die Universalversammlung keine
Beschlusse gefasst werden, ausser uber einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung oder auf Durchfuhrung einer Sonderprufung.

Dagegen    bedarf   es   zur    Stellung    von    Antragen    im   Rahmen   der
Verhandlungsgegenstande   und  zu  Verhandlungen  ohne  Beschlussfassung  keiner
vorherigen Ankundigung.

Die Eigentumer oder Vertreter samtlicher Aktien konnen, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der fur die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung). Solange die Eigentumer oder Vertreter samtlicher Aktien anwesend sind, kann in dieser Versammlung uber alle in den Geschaftskreis der Generalversammlung fallenden Gegenstande verhandelt und gultig Beschluss gefasst werden.

Spatestens zwanzig Tage vor der ordentlichen Generalversammlung sind der Geschaftsbericht und der Revisionsbericht am Sitz der Gesellschaft zur Einsicht der Aktionare aufzulegen. In der Einberufung zur Generalversammlung ist darauf hinzuweisen.

Art. 10    Vorsitz, Protokoll

Den Vorsitz der Generalversammlung  fuhrt der Prasident, bei dessen Verhinderung
ein   anderes   Mitglied   des   Verwaltungsrates   oder  ein  anderer  von  der
Generalversammlung gewahlter Tagesprasident.

Der Vorsitzende bezeichnet den Protokollfuhrer und die Stimmenzahler, die nicht Aktionare sein mussen.

Der Verwaltungsrat sorgt fur die Fuhrung der Protokolle, die vom Vorsitzenden und vom Protokollfuhrer zu unterzeichnen sind.

Art. 11    Abstimmung, Wahlen

Jede Aktie berechtigt zu einer Stimme.

Jeder Aktionar kann sich in der Generalversammlung durch einen Dritten, der sich durch eine schriftliche Vollmacht ausweist, vertreten lassen.



                                      5/10

Die Generalversammlung fasst ihre Beschlusse und vollzieht ihre Wahlen mit der absoluten Mehrheit der vertretenen Aktienstimmen, soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten.

Kommt bei Wahlen im ersten Wahlgang die Wahl nicht zustande, findet ein zweiter Wahlgang statt, in dem das relative Mehr entscheidet.

Der Vorsitzende hat keinen Stichentscheid.

Die Wahlen und Abstimmungen finden offen statt, sofern nicht der Vorsitzende oder einer der Aktionare verlangt, dass sie geheim erfolgen.



Art. 12    Qualifizierte Mehrheit

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist nebst den in Art. 704 OR vorgesehenen Fallen erforderlich fur:

1.   die Umwandlung von Namenaktien in Inhaberaktien;

2.   die Auflosung der Gesellschaft mit Liquidation.



                                B. Verwaltungsrat

Art. 13    Zusammensetzung

Der Verwaltungsrat besteht aus einem oder mehreren Mitgliedern. Er wird in der Regel in der ordentlichen Generalversammlung und jeweils fur die Dauer von drei Jahren gewahlt. Die Amtsdauer der Mitglieder des Verwaltungsrates endet mit dem Tag der nachsten ordentlichen Generalversammlung. Vorbehalten bleiben vorheriger Rucktritt oder Abberufung. Neue Mitglieder treten in die Amtsdauer derjenigen ein, die sie ersetzen.

Die Mitglieder des Verwaltungsrates sind jederzeit wieder wahlbar.

Der Verwaltungsrat konstituiert sich selbst. Er bezeichnet seinen Prasidenten und den Sekretar, der nicht Mitglied des Verwaltungsrates sein muss.



                                      6/10

Art. 14    Aufgaben und Delegation

Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Uberwachung der Geschaftsfuhrung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft ubertragen sind.

Der Verwaltungsrat kann die Geschaftsfuhrung oder einzelne Teile derselben sowie die Vertretung einem oder mehreren Mitgliedern des Verwaltungsrates (Delegierte) oder Dritten (Direktoren), die nicht Aktionare sein mussen, nach Massgabe eines Organisationsreglementes ubertragen. Er erlasst diesfalls das Organisationsreglement nach den Mindestanforderungen von Art. 716b Abs. 2 OR und ordnet die entsprechenden Vertragsverhaltnisse zwischen Gesellschaft und Delegierten oder Direktoren.

Der Verwaltungsrat hat folgende unubertragbare und unentziehbare Aufgaben:

1.   Oberleitung der Gesellschaft und Erteilung der notigen Weisungen;

2.   Festlegung der Organisation;

3.   Ausgestaltung   des   Rechnungswesens,   der   Finanzkontrolle   sowie  der
     Finanzplanung;

4. Ernennung und Abberufung der mit der Geschaftsfuhrung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;

5.   Oberaufsicht  uber  die  mit  der   Geschaftsfuhrung   betrauten  Personen,
     namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;

6. Erstellung des Geschaftsberichtes sowie Vorbereitung der Generalversammlung und Ausfuhrung ihrer Beschlusse;

7.   Benachrichtigung des Richters im Falle der Uberschuldung;

8. Beschlussfassung uber die nachtragliche Leistung von Einlagen auf nicht vollstandig liberierte Aktien;

9. Beschlussfassung uber die Feststellung von Kapitalerhohungen und daraus folgende Statutenanderungen;

10. Prufung der fachlichen Voraussetzungen der besonders befahigten Revisoren fur die Falle, in welchen das Gesetz den Einsatz solcher Revisoren vorsieht.


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


Art. 15    Organisation

Der Verwaltungsrat hat die Grundzuge seiner Organisation in einem Protokoll festzuhalten, sofern kein eigentliches Organisationsreglement besteht. Danach richten sich Sitzungsordnung, Beschlussfahigkeit (Prasenz) und Beschlussfassung des Verwaltungsrates.

Ein einziges Mitglied des Verwaltungsrates kann ohne Prasenzquorum die Feststellungen im Zusammenhang mit einer Kapitalerhohung, einer weiteren
Liberierung oder Volliberierung mit entsprechender Statutenanderung vor der Urkundsperson abgeben.

Der Vorsitzende hat den Stichentscheid.

Beschlusse konnen, wenn ein Organisationsreglement nichts anderes vorsieht, auch auf dem Wege der schriftlichen Zustimmung zu einem Antrag gefasst werden (einschliesslich Telefax), sofern nicht ein Mitglied die mundliche Beratung verlangt.

Jeder Verwaltungsrat kann an einer Sitzung telefonisch (Konferenzgesprache) oder mittels eines ahnlichen Kommunikationsmittels teilnehmen und eine solche Teilnahme gilt als Anwesenheit des betreffenden Verwaltungsratsmitglieds bei der Verwaltungsratssitzung.

Uber die Verhandlungen und Beschlusse des Verwaltungsrates (einschliesslich Zirkulationsbeschlusse) ist ein Protokoll zu fuhren. Das Protokoll ist vom Vorsitzenden und vom Sekretar des Verwaltungsrates zu unterzeichnen.

Art. 16    Entschadigung

Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse
der  Gesellschaft   aufgewendeten   Auslagen  sowie  auf  eine  ihrer  Tatigkeit
entsprechende Entschadigung, die der Verwaltungsrat selbst festlegt.


                               C. Revisionsstelle

Art. 17    Wahlbarkeit, Aufgaben

Die Generalversammlung wahlt jedes Jahr eine oder mehrere naturliche oder juristische Personen als Revisionsstelle im Sinne von Art. 727 ff. OR mit den im Gesetz festgehaltenen Rechten und Pflichten.



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

                     IV. Jahresrechnung und Gewinnverteilung

Art. 18    Geschaftsjahr

Der Beginn und die Dauer des Geschaftsjahres wird durch den Verwaltungsrat festgelegt.

Die Jahresrechnung, bestehend aus der Erfolgsrechnung, der Bilanz und dem Anhang sowie gegebenenfalls der Konzernrechnung, wird gemass den Vorschriften des Schweizerischen Obligationenrechts, insbesondere der Art. 662a ff., sowie nach den allgemein anerkannten kaufmannischen und branchenublichen Grundsatzen aufgestellt.

Art. 19    Verwendung des Bilanzgewinnes

Unter  Vorbehalt  der  gesetzlichen   Vorschriften  uber  die  Gewinnverteilung,
insbesondere der Art. 671 ff. OR, steht der Bilanzgewinn zur Verfugung der Generalversammlung.

Art. 20    Tantiemen

Die Ausrichtung von Tantiemen an Mitglieder des Verwaltungsrates richtet sich nach den Vorschriften des Art. 677 OR.


                                  V. Beendigung

Art. 21    Auflosung und Liquidation

Die  Generalversammlung   kann  jederzeit  die  Auflosung  und  Liquidation  der
Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

Die Liquidation wird durch den Verwaltungsrat durchgefuhrt, sofern sie nicht durch die Generalversammlung anderen Personen ubertragen wird.

Die Liquidation der Gesellschaft erfolgt nach Massgabe der Art. 742 ff. OR. Die Liquidatoren sind ermachtigt, Aktiven (einschlie(beta)lich Grundstucke) auch freihandig zu verkaufen.

Nach erfolgter Tilgung der Schulden wird das Vermogen unter die Aktionare nach Massgabe der eingezahlten Betrage verteilt.



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


                              VI. Benachrichtigung

Art. 22    Mitteilungen und Bekanntmachungen

Einberufungen und Mitteilungen an die Aktionare erfolgen schriftlich an die im Aktienbuch verzeichneten Adressen.

Bekanntmachungen  an die Glaubiger  erfolgen in den vom Gesetz  vorgeschriebenen
Fallen  durch   Veroffentlichung   im  Schweizerischen   Handelsamtsblatt,   dem
Publikationsorgan der Gesellschaft.






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



                              EXHIBIT G TO FORM CB

                            ARTICLES OF INCORPORATION             tentative
                                                                 translation


                                       OF



                                   iQ POWER AG


--------------------------------------------------------------------------------



         I. Company name, domicile, duration and purpose of the Company

Article 1   Company name, domicile, duration


Under the corporate name of

                                   iQ Power AG

there exists for an unlimited duration a Company pursuant to art. 620 et seq. of the Swiss Code of Obligations (hereinafter "CO") with domicile in Zug / Switzerland.


Article 2   Purpose

The purpose of the Company is to buy directly or indirectly, to sell, hold and administrate participations of all kind of companies in Switzerland and abroad, as well as the realization of financial transactions.

The Company may engage in and carry out any commercial and financial transactions, which are related directly or indirectly to the purpose of the Company. The Company may open branches and subsidiaries in Switzerland and abroad.

It may acquire, hold, transfer and exploit intellectual property rights and hold and sell real estate.



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



                          II. Share capital and shares

Article 3   Share capital

The share capital of the Company amounts to CHF 1'061'148.29 and is divided into 35'371'623 registered shares with a par value of CHF 0.03 per share. The share capital is fully paid in.

Article 3a  Authorized capital

The Board of Directors is authorized to increase the share capital at any time until [maximum 2 years] to the maximal amount of CHF 530'574.00 by issuing maximally 17'685'811 fully paid in registered shares with a par value of CHF
0.03 each. Increase by firm underwriting procedure and increase in partial amounts are allowed. The respective amount advanced, the moment of entitlement to dividend and the kind of contributions will be determined by the Board of Directors.

The Board of Directors is entitled to withdraw the preemptive rights of the shareholders and assign them to others if such shares are used (1) to take-over other companies by exchange of shares (2) to finance the purchase of other companies or parts of companies, participations or investments of the Company, or (3) for employee incentive shares. If assigned preemptive rights for shares are not executed, those shares have to be realized at arm's length.

Article 3b  Capital subject to a condition

The share capital of the Company will be increased by a maximal amount of CHF 530'574.00 by issuing maximally 17'685'811 fully paid in registered shares with a par value of CHF 0.03 each, thereof

     a) up to a maximal amount of CHF 261'000.00 by exercising of already granted options

     b) up to a maximal amount of CHF 134'787.00 by exercising options to be granted to shareholders

     c) up to a maximal amount of CHF 134'787.00 by exercising options to granted to employees and members of the Board of Directors of the Company and associated companies

The shareholders' preemptive rights in connection with capital subject to a condition are withdrawn.



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



Article 4   Share certificates, Conversion

The Company is entitled to issue share certificates which represent one or more shares in lieu of certificates for individual shares. The ownership or the usufruct of a share title, or share certificate and any exercise of shareholders' rights, automatically entails recognition of the version of the Articles of Incorporation then in force.

The Company may dispense with the printing and delivery of share certificates for the registered shares and, with the approval of the shareholder, annul issued share certificates which are returned to the Company without replacing them. The shareholder is entitled to request at any time and free of charge that share certificates for his registered shares be printed and delivered to him and the Company may at any time print share certificates for uncertificated registered shares.

Uncertificated shares, including all rights appertaining thereto, may only be transferred by assignment. Assignment is valid only if notified to the Company. The Company may inform the bank at which the shareholder has deposited the shares about such assignments.

Uncertificated registered shares and the property rights appertaining thereto may be pledged only to the bank at which the shareholder has deposited the shares by means of a written deed of security. Information to the Company is not required. The right to deliver the share certificate may be transferred to the bank accepting the deed of security. When share certificates were delivered the pledging of shares is only valid if the assigned or endorsed share certificates have been handed out.

The General Meeting of Shareholders may, at any time, convert registered shares into bearer shares or bearer shares into registered shares through an amendment to the Articles of Incorporation.


Article 5   Share register, transfer of shares

The Board of Directors shall maintain a share register in which the names and addresses of the owners and usufructuaries are to be entered. The entry in the share register requires a certificate as to the acquisition of the share for ownership or as to the establishment of a usufruct. Only those registered in the share register shall be recognized as shareholders or usufructuaries vis-a-vis the Company.



                        III. Organization of the Company


Article 6   Corporate bodies



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


The corporate bodies of the Company are

A.   the General Meeting of Shareholders
B.   the Board of Directors
C.   the Auditors.


                       A. General Meeting of Shareholders

Article 7   Powers

The  supreme   corporate  body  of  the  Company  is  the  General   Meeting  of
Shareholders. It has the following powers which are inalienable:

1.   to adopt and amend the Articles of Incorporation;

2.   to elect and recall the members of the Board of Directors and the Auditors;

3. to approve the annual report and the annual financial statements as well as to pass resolutions on the use of the balance sheet profit, in particular, the declaration of dividends and of profit sharing by directors;

4.   to release the members of the Board of Directors;

5. to pass resolutions on matters which are by law or by the Articles of Incorporation reserved to the General Meeting of Shareholders or which are presented to it by the Board of Directors.


Article 8   Calling of meeting

The ordinary meeting shall take place annually within six months after the close of the business year.

Extraordinary General Meeting of Shareholders shall be called as often as necessary, in particular, in all cases required by law.

Extraordinary General Meeting of Shareholders shall be called by the Board of Directors if shareholders representing at least ten percent of the share capital request it in writing (including telefax), listing the items and the motions.

Article 9   Form of Calling and Universal Meeting of Shareholders

The General Meeting of Shareholders shall be called by the Board of Directors, if necessary by the Auditors. The liquidators shall also be entitled to call a General Meeting of Shareholders.



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

The General Meeting of Shareholders shall be called by mail to the shareholders at the latest twenty days prior to the day of the meeting. The calling shall state the agenda items as well as the motions of the Board of Directors and of the shareholders who have requested the holding of a General Meeting of Shareholders or the inclusion of an item in the agenda.

Subject to the provisions of the Universal Meeting of Shareholders, no resolutions may be passed on matters which have not been announced in this way; excepted are motions for the calling of an extraordinary meeting of shareholders or the initiating of a special audit.

The making of motions within the scope of agenda items and the discussion without passing resolutions does not require announcement in advance.

The owners or their proxies of all the shares may, if no objection is raised, hold a General Meeting of Shareholders without observing the formalities for the calling of a meeting (Universal Meeting of Shareholders). As long as the owners or proxies of all shares are present, items within the powers of a General Meeting of Shareholders may validly be discussed and decided upon at such meeting.

The annual business report and the auditors' report must be submitted for examination by the shareholders at the domicile of the Company at the latest twenty days prior to the date of the ordinary General Meeting of Shareholders. Reference thereto shall be made in the calling of the General Meeting of Shareholders.

Article 10  Chair, minutes

The General Meeting of Shareholders shall be chaired by the Chairman, or, in his absence, by another member of the Board of Directors or by another chairman elected for that day by the General Meeting of Shareholders.

The Chairman designates a Secretary for the minutes and persons for counting the votes, who need not be shareholders.

The Board of Directors is responsible for keeping the minutes, which are to be signed by the Chairman and by the Secretary.

Article 11  Voting, elections

Each share entitles to one vote.

Each shareholder may be represented at the General Meeting of Shareholders by a third person who is authorized by a written proxy.



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

The General Meeting of Shareholders shall pass resolutions and carry out elections by absolute majority of the votes allocated to the shares represented, to the extent the law or the Articles of Incorporation do not provide otherwise.

If an election cannot be completed upon the first ballot, there shall be a second ballot at which the relative majority shall decide.

The Chairman shall have no casting vote.

Elections and voting shall take place openly provided that neither the Chairman nor one of the shareholders request a secret ballot.

Article 12  Qualified majority

A resolution of the General Meeting of Shareholders passed by at least two thirds of the votes allocated to shares represented as well as the absolute majority of the par value of shares represented shall be required, in addition to the cases listed in art. 704 CO, for:

1.   the converting of registered shares into bearer shares;

2.   the dissolution of the Company followed by liquidation.


                            B. The Board of Directors

Article 13  Composition

The Board of Directors shall be composed of one or more members. The members of the Board of Directors shall, as a rule, be elected by the ordinary General Meeting of Shareholders, in each case for a term of three years. The term of office of a member of the Board of Directors shall, subject to prior resignation or removal, expire upon the day of the next ordinary General Meeting of Shareholders. Newly-appointed members shall complete the term of office of their predecessors.

The members of the Board of Directors may be re-elected without limitation.

The Board of Directors shall organize itself. It designates its Chairman and the Secretary who needs not be a member of the Board of Directors.



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


Article 14  Duties and delegation

The Board of Directors is entrusted with the ultimate direction of the Company and the supervision of the management. It shall represent the Company vis-a-vis third parties and shall attend to all matters which are not delegated to another corporate body pursuant to the law, the Articles of Incorporation or the organizational regulations.

The Board of Directors may delegate the management of the Company in whole or in part as well as the power of representation to one or several members (managing directors) or third parties (managers) who need not be shareholders of the Company, pursuant to the organizational regulations. In this case, the Board of Directors shall adopt the organizational regulations according to the minimal requirements of art. 716b para. 2 CO and arrange for the appropriate contractual relationship between the Company and the managing directors or managers.

The Board of Directors has the following non transferable and inalienable duties:

1.   to ultimately manage the Company and give the necessary directives;

2.   to establish the organization;

3. to structure the accounting system, the financial control, as well as the financial planning;

4. to appoint and remove the persons entrusted with the management and representation of the Company and to grant the signatory power;

5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with the Articles of Incorporation, the regulations and directives;

6. to prepare the business report, as well as the General Meeting of Shareholders and to implement the latter's resolutions;

7.   to notify the judge in case of over-indebtedness;

8. to pass resolutions regarding the subsequent payment of capital with respect to not fully paid-in shares;

9. to pass resolutions confirming increases of share capital and regarding the amendments to the Articles of Incorporation entailed thereby;

10. to examine the professional qualifications of the specially qualified auditors in those cases in which the law provides for the use of such auditors.



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

Article 15   Organization

In the absence of organizational regulations, the Board of Directors shall fix the basic elements of its organization in minutes, including the organization of the meetings, the quorum requirements for attendance and the passing of resolutions at meetings of the Board of Directors.

A single member of the Board of Directors is authorized to declare that an increase of capital has been made, that further capital has been paid in, or that full capital has been paid in, and to make the corresponding amendments by notarization to the Articles of Incorporation.

The chairman shall have the casting vote.

Unless otherwise provided by organizational regulations, resolutions may also be adopted by way of written consent to a proposition (including telefax), unless a member requests discussion.

Minutes are to be kept of the deliberations and resolutions (including circular resolutions) of the Board of Directors. The minutes are to be signed by the Chairman and the Secretary of the Board of Directors.

Article 16   Expenses and remuneration

The members of the Board of Directors are entitled to reimbursement of expenses incurred by them in the interests of the Company and to remuneration of their activities, as determined by the Board of Directors itself.



                                 C. The Auditors

Article 17   Election, duties

The General Meeting of Shareholders shall elect each year one or several persons or legal entities as Auditors pursuant to art. 727 et seq. CO with all the rights and duties as defined by the law.




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

           IV. Annual Financial Statement and Distribution of Profits

Article 18   Business year

The business year is determined by the Board of Directors.

The annual financial statement, consisting of the profit and the loss statement, the balance sheet and the attachment as well as the consolidated statements of account, if applicable, shall be drawn up in accordance with the provisions of the Swiss Code of Obligations, in particular art. 662a et seq. CO, and in accordance with generally accepted commercial principles and principles customary in this business.

Article 19   Use of the balance sheet profit

Subject to the statutory provisions regarding the distribution of profits, in particular art. 671 et seq. CO, the balance sheet profit may be allocated by the General Meeting of Shareholders at its discretion.

Article 20   Shares of profits

The allocation of shares of profits to members of the Board of Directors shall be governed by the provisions of art. 677 CO.



                         V. Dissolution and Liquidation

Article 21   Dissolution and liquidation

The General Meeting of Shareholders may at any time resolve the dissolution and liquidation of the Company in accordance with the statutory provisions and the Articles of Incorporation.

The liquidation shall be carried out by the Board of Directors unless the General Meeting of Shareholders has not delegated it to other persons.

The liquidation of the Company shall take place in accordance with art. 742 et seq. CO. The liquidators are entitled to sell assets (including real estate) in private transactions.

Upon satisfaction of all liabilities, the net assets shall be distributed to the shareholders in proportion to the amounts paid in.



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

                                 VI. Information

Article 22   Notices and Announcements

Callings and notices to the shareholders shall be made in writing to the addresses indicated in the share register.

Announcements to the creditors shall be made, in the instances prescribed by the law, by publication in the Swiss Gazette of Commerce, the Company's official instrument for publication.



>, >









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



                              EXHIBIT H TO FORM CB

                                     PROXY



 2004 SPECIAL MEETING NUMBER TWO OF THE SHAREHOLDERS OF IQ POWER TECHNOLOGY INC.
                               (the "Corporation")


TO BE HELD AT   BOARDROOM OF VON MEISS BLUM & PARTNER,
                USTERISTRASSE 14, 8021, ZURICH, SWITZERLAND

ON FRIDAY, NOVEMBER 3, 2004, AT 10:00 A.M.



The undersigned member ("Registered Shareholder") of the Corporation hereby appoints, Peter Braun, the Chief Executive Officer of the Corporation, or failing this person, Herbert Weininger, the Chief Financial Officer of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.


Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular. Please indicate your vote by placing an "X" in the appropriate column opposite the resolution)

                                                                                 For          Against
                                                                             -----------     -----------
1. To approve the Special Resolution
   a.   amending the Articles of the Corporation effective upon the
        Continuance of the Corporation under Swiss corporation law by
        i.   repealing the existing Articles of the Corporation,
        ii.  adopting new Articles of Incorporation for the Corporation in the form presented to and approved by the Meeting and
             initialed by the Meeting Chairman as evidence of the same
             subject to such changes thereto as may be made on the advice of counsel to the Corporation and approved by the President of the Corporation prior to the Continuance, and
        iii. approving all consequential changes to the shares of the
             Corporation, both issued and unissued, including the change of the issued common shares of the Corporation immediately prior to the Corporation's Continuance under Swiss law into registered shares of the Corporation each with a par value of
             CHF 0.02 effective upon the Continuance; and
   b.   authorizing the Directors of the Corporation to forego, to delay the implementation of, to revoke, or to abandon this Special
        Resolution before it is acted on without further approval of the shareholders of the Corporation:
                                                                             -----------     -----------

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:            __________________________________________________________

Please Print Name:    __________________________________________________________

Date:                 __________________________________________________________

Number of Shares
Represented by Proxy: __________________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY


1.   This Proxy is solicited by the Management of the Corporation.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to you by the person making the solicitation.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

     (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters that may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.


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To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Continuation of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

                      Computershare Trust Company of Canada
                   Proxy Dept. 100 University Avenue 9th Floor
                             Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

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